EXHIBIT 3.4
                 Certificate of Incorporation of IG Wizard, Inc.

                            Articles of Incorporation

                            ARTICLES OF INCORPORATION

                                       OF

                                 IG WIZARD, INC.

     The undersigned natural persons acting as incorporators of a corporation (the "Corporation") under the provisions of Chapter 78 of the Nevada Revised Statutes, adopts the following Articles of Incorporation.

ARTICLE 1

Name
     The name of the Corporation is IG WIZARD, INC.

ARTICLE 2

Purpose
     The Corporation shall have the purpose of engaging in any lawful business activity.

ARTICLE 3

Initial Resident Agent and Registered Office
     The name and address of the initial resident agent of the Corporation is Ralph Kinkade, 4063 Knoblock Road, Carson City, Nevada 89706.

ARTICLE 4

Authorized Shares
     The aggregate number of shares that the Corporation shall have the authority to issue is twenty-five million (25,000,000) shares of common stock with a par value of $0.001 per share.

ARTICLE 5

Directors
     Section 5.1 Style of Governing Board. The members of the governing board of the Corporation shall be styled as Directors.

     Section 5.2 Initial Board of Directors. The initial Board of Directors shall consist of one (2) Directors.


     Section 5.3 Names and Addresses. The names and addresses of the persons who are to serve as Directors until the first annual meeting of the shareholders, or until their successors shall have been elected and qualified, are as follows:

Harry P. Beugelink
#54 Paseo De La Huerta
Ajijic, Jalisco, Mexico
45920

Michael P. Boyle
66932 Sagebrush Lane
Bend, Oregon 97701

     Section 5.4 Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the Bylaws of the Corporation.

ARTICLE 6

Distributions
     The Corporation shall be entitled to make distributions to the fullest extent permitted by law.

ARTICLE 7

Release and Indemnification
     To the fullest extent permitted by Nevada law, the Directors and officers of the Corporation shall be released from personal liability for damages to the Corporation or its stockholders. To the fullest extent permitted by Nevada law, the Corporation shall advance expenses to its Directors and officers to defend claims made against them because they were or are Directors or officers and shall indemnify its Directors and officers from liability for expenses incurred as a result of such claims. The Corporation may provide in its Bylaws that indemnification is conditioned on receiving prompt notice of the claim and the opportunity to settle or defend the claim.

ARTICLE 8

Incorporator
     The name and address of the incorporator of the Corporation is as follows:

                  Michael P. Boyle
                  66932 Sagebrush Lane
                  Bend, Oregon 97701

                  Executed this 16th day of July, 2004.

                  /s/Michael P. Boyle
                 --------------------------------------
                     Michael P. Boyle, Incorporator